# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LM Funding America, Inc., CIK 0001640384
CUSIP: 502074503
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, Florida (FL), 33606
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 1,410,790; sole dispositive power 0; shared dispositive power 1,410,790; aggregate amount beneficially owned 1,410,790 (9.3% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 15,198,388 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding after giving effect to the issuer's offering (the ''Offering'') disclosed in the issuer's prospectus supplement, dated August 18, 2025, to the registration statement on Form S-3, as amended (File No. 333-281528), declared effective by the U.S. Securities and Exchange Commission on November 21, 2024 (the ''Prospectus Supplement''). Beneficial ownership excludes 1,410,790 shares of Common Stock issuable upon the exercise of certain common stock purchase warrants (collectively, the ''Warrants'') held directly by the reporting person and issued in a private placement offering consummated contemporaneously with the Offering, which exercises are subject to the approval of the issuer's stockholders (''Stockholder Approval'').
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,410,790; sole dispositive power 0; shared dispositive power 1,410,790; aggregate amount beneficially owned 1,410,790 (9.3% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage based on 15,198,388 shares Common Stock outstanding following the Offering disclosed in the Prospectus Supplement. Beneficial ownership excludes 1,410,790 shares of Common Stock issuable upon the exercise of the Warrants held indirectly by the reporting person and issued in a private placement offering consummated contemporaneously with the Offering, which exercises are subject to Stockholder Approval.

## Item 1. Issuer
Name of issuer: LM Funding America, Inc.
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, FL 33606

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 15,198,388 shares of Common Stock outstanding after giving effect to the Offering disclosed in the Prospectus Supplement.

Hexstone holds (i) 1,410,790 shares of Common Stock and (ii) Warrants exercisable for up to 1,410,790 shares of Common Stock, which exercises are subject to Stockholder Approval, which has not yet been obtained as of the date of this Schedule 13G. As a result, the beneficial ownership shares and percentages reported for each of the Reporting Persons in this Schedule 13G excludes 1,410,790 shares of Common Stock issuable upon the exercise of the Warrants.

Consequently, Hexstone is the beneficial owner of 1,410,790 shares of Common Stock (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares which are beneficially owned by Hexstone.
Percent of class: 9.3%
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 1,410,790.00

(B) Mr. O'Neil: 1,410,790.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 1,410,790.00

(B) Mr. O'Neil: 1,410,790.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Hexstone Capital LLC, Brendan O'Neil, Managing Member of Hexstone Capital LLC (08/20/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (08/20/2025)
Comment: See Exhibit 1 filed herewith.